UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SPORT CHALET, INC.

(Name of Subject Company)

SPORT CHALET, INC.

(Name of Person Filing Statement)

Class A Common Stock, $0.01 par value	Class B Common Stock, $0.01 par value
(Title of Class of Securities)	(Title of Class of Securities)

849163 20 9	849163 30 8
(CUSIP Number of Class of Securities)	(CUSIP Number of Class of Securities)

Howard K. Kaminsky

Executive Vice President-Finance,

Chief Financial Officer and Secretary

Sport Chalet, Inc.

One Sport Chalet Drive

La Canada, California 91011

(818) 949-5300

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Peter M. Menard, Esq.

Jason Schendel, Esq.

Sheppard, Mullin, Richter & Hampton LLP

333 So. Hope Street, 43rd Floor

Los Angeles, California 90071

(213) 620-1780

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The information set forth under Items 1.01, 5.02 and 8.01 of the Current Report on Form 8-K filed by Sport Chalet, Inc. on June 30, 2014 (including all exhibits thereto) are incorporated herein by reference.